Exhibit 12
General Electric Company
Ratio of Earnings to Fixed Charges

(Dollars in millions)	Nine months ended September 30, 2007

General Electric Company and consolidated affiliates
Earnings(a)	$19,612
Plus
Interest and other financial charges included in expense	17,533
One-third of rental expense(b)	486
Adjusted “earnings”	$37,631

Fixed Charges
Interest and other financial charges included in expense	$17,533
Interest capitalized	69
One-third of rental expense(b)	486
Total fixed charges	$18,088

Ratio of earnings to fixed charges	2.08

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Considered to be representative of interest factor in rental expense.